Florida Quality Municipal Trust (VFM)

The Joint Annual Meeting of Shareholders of the Trust was held on July 28, 1998, where shareholders voted on the election of Trustees and the selection of independent public accountants. With regard to the election of Theodore A. Myers as elected trustee by the preferred shareholders of the Trust 842 shares voted in his favor and 0 shares withheld. With regard to the election of Don G. Powell as elected trustee by the common shareholders of the Trust 5,222,209 shares voted in his favor and 53,851 shares withheld. With regard to the election of Hugo Sonnenschein as elected trustee by the common shareholders of the Trust 5,227,327 shares voted in his favor and 48,733 shares withheld. The other trustees of the Fund whose terms did not expire in 1998 are Dennis J. McDonnell, Wayne W. Whalen, Rod Dammeyer, David C. Arch, Steven Muller and Howard J Kerr. With regard to the ratification of KPMG Peat Marwick LLP as independent public accountants for the Trust, 5,227,537 shares voted in favor of the proposal, 6,011 shares voted against, 43,354 shares abstained.